82-4214

06014392

RECEIVED

2006 JUN 14 P 3:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Man Group plc

SUPPL

1 June 2006

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2006

Financial Highlights

- Funds under management of $49.9 billion at 31 March 2006 (including private investor FUM of $30.4 billion), up 16% from last year
- Fund sales in the year of $9.1 billion, including private investor sales of $5.7 billion
- Profit before tax on total operations up 17% to $1,236 million
- Diluted earnings per share on total operations* up 48% to 306 cents
- Profit before tax and exceptionals+ up 51% to $1,306 million
- Recurring net management fee income up 18% to $700 million
- Brokerage profits up 20% to $177 million (excluding Refco)
- Diluted underlying earnings per share†* up 18% to 214 cents (excluding Refco, up 20% to 219 cents)
- Net performance fee income up from $119 million to $450 million
- Post-tax return on equity 33.5%, up from 29.8% last year
- Dividends relating to the year up 30% in US dollar terms to 85.8 cents

	March 2006	March 2005
Funds under management	**$49.9bn**	$43.0bn
Asset Management net management fee income	**$700m**	$594m
Asset Management net performance fee income	**$450m**	$119m
Brokerage - excluding Refco	**$177m**	$148m
Brokerage - Refco	**($21m)**	-
Sugar Australia (now sold)	-	$2m
Profit before tax and exceptional items	**$1,306m**	$863m
Exceptional items+	**($70m)**	$195m
Statutory profit before tax	**$1,236m**	$1,058m
Diluted earnings per share *		
Total operations before exceptional items	**314c**	209c
Total operations	**306c**	207c
Underlying†	**214c**	182c
Underlying (excluding Refco) †	**219c**	182c
Dividends per share~	**85.8c**	66.0c
Post-tax return on equity#	**33.5%**	29.8%
Equity shareholders' funds	**$3,569m**	$2,712m
Diluted weighted average number of shares	**342.6m**	344.6m

PROCESSED

JUN 15 2006

THOMSON FINANCIAL

† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income. It therefore excludes net performance fee income in Asset Management, the results of Sugar Australia (now sold) and exceptional items.

* A reconciliation of earnings per share is shown in Note 5.

+ The exceptional item in 2006 relates to integration costs directly related to the Refco acquisition. In 2005, the exceptional net gain relates to fair value gains on the conversion option component of the exchangeable bonds less a small loss on the sale of the Group's private equity business.

~ Dividends per share represent the interim paid and final proposed dividends relating to the year.

Post-tax return on equity excludes the fair value gain on the conversion option component of the exchangeable bonds in the comparative period.

dlw 6/15

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www.mangroupplc.com

Stanley Fink, Chief Executive said:

"I am delighted to report such strong growth in profits for the last financial year. Assets under management, which were $50 billion at year end, have risen in the following two months to around $54 billion currently. This reflects a combination of positive performance and strong asset raising, with the full effect of the record $2.3 billion Man IP 220 launch now included in assets under management. With positive performance across our core managers over the two month period since year end, and an exciting range of new product launches in the pipeline, momentum in asset raising looks set to continue. This positive performance has also generated substantial performance fee income across the first two months of the current year.

In Brokerage, the integration of Refco is running on track in terms of cost and timing, and the acquired activities are performing ahead of expectations. Activity levels remain high across the markets and volumes are strong.

The Board is very confident about the Group's prospects for the coming year and about the opportunities which lie ahead."

VIDEO INTERVIEWS

Video interviews with Stanley Fink, Chief Executive, and Peter Clarke, Deputy Chief Executive and Finance Director, are available at 7am on www.mangroupplc.com and www.cantos.com. Also available in audio and transcript.

DIAL-IN TO ANALYSTS' PRESENTATION WHICH BEGINS AT 9AM TODAY

The dial-in numbers are as follows:

UK Dial-in number:	020 8996 3920
US Dial-in number:	Toll free 888 482 0024 or International 617 801 9702
UK and US Access code:	C 699111

There will be a playback facility until 6pm Wednesday 7 June.

UK replay number:	01296 618 700
UK replay pin:	482658
US replay number:	Toll free 888 286 8010 or International 617 801 6888
US replay pin:	80945951

Enquiries

Man Group plc	020 7144 1000
Stanley Fink	
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Downes	07900 244888
Lachlan Johnston	07989 304356
Vanessa Maydon	07802 691902

ABOUT MAN

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 4,000 people in 16 countries, with key centres in London, Pfäffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investments industry. It provides access for private and institutional investors worldwide to hedge fund and other alternative investment strategies through a range of products and solutions designed to deliver absolute returns with a low correlation to equity and bond market benchmarks. Man Investments has a twenty year track record in this field, supported by strong product development and structuring skills, and an extensive investor service and global distribution network.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in interest rate products, metals and the energy markets.

OVERVIEW

Man Group continued to make good progress in the financial year ended March 31 2006. Total profit before tax was up 17% to $1.2bn and up 51% before tax and exceptional items. Strong performance in both Asset Management and Brokerage divisions have again enabled us to achieve our key financial targets by delivering significant growth in underlying earnings per share, up 18%, and a high post tax return on equity of 33.5%.

OUTLOOK

Looking forward, the Board is confident about the Group's prospects for the current year. Investment management performance has been positive over the first two months, with a strong April providing both substantial performance fee income and an excellent ongoing backdrop for sustained momentum in asset gathering. Funds under management are currently estimated to be around $54 billion. In Brokerage the year has also started well. The integration of Refco is substantially complete and the acquired activities are performing ahead of expectations. Active markets are continuing to generate good levels of business.

DIVIDEND

Given the results, and our strong capital position, we have continued our practice of returning cash to shareholders through our progressive dividend policy and by our share repurchase program. The Board proposes a final dividend of 54.6 cents, for a total dividend for the year of 85.8 cents per share, and an increase of 30%. This year's dividend is covered 2.7 times by underlying earnings and 3.9 times by total earnings. Subject to shareholders' approval at the Annual General Meeting, the final dividend will be paid on 25 July 2006 in sterling at the rate of 29.12 pence per share to shareholders on the register at the close of business on 7 July 2006. The shares will be quoted ex-dividend from 5 July 2006. The Dividend Reinvestment Plan will be available in respect of this dividend.

The Group also earns substantial performance fees in addition to underlying earnings, and it remains the Board's long-term strategy to use an amount of up to the Group's post-tax performance fee income in the repurchase of its own shares where to do so is earnings enhancing to shareholders. This share repurchasing will take place in the market on a continuing basis from year-to-year rather than being confined within the accounting periods during which performance fees are earned. During the year 8,551,000 ordinary shares were repurchased at an average cost of £15.01 per share. This repurchasing activity was earnings enhancing, resulting in a 0.6% accretion to diluted underlying earnings per share and a 0.9% accretion to diluted earnings per share on total operations in 2006. At the year-end the Group's cumulative post-tax performance fees available for future share repurchases amounted to $371 million.

SHARE SPLIT

The Board considers that it would be beneficial to the Company if the current Ordinary Share Capital was subdivided, as it is likely that such action would alleviate any difficulties currently experienced when trading the Ordinary Shares as a result of their relatively high market price. Thus, shareholder approval will be sought at the 2006 Annual General Meeting to sub-divide each Ordinary Share of 18 US Cents into 6 Ordinary Shares of 3 US cents each. If approved shareholders will maintain the same percentage interest in the issued share capital as before and rights attaching to the Ordinary Shares will remain unaffected.

BUSINESS REVIEW
ASSET MANAGEMENT

Strategic objectives

The overriding objective for Man Investments is to build on our achievement as the world's largest hedge fund provider through performance, innovation and excellence in service.

We aim to achieve this in the short-term by making the best use of our existing resources and sowing new seeds for growth.

Our objectives are:

To maximise existing resource

- Profitably expand our private investor, institutional and wholesale distribution capability
- Maximise the performance, distribution and profitability of our existing core investment managers through existing and new products
- Develop innovative private investor, institutional and wholesale products to meet investor needs, leveraging proprietary market intelligence and existing know-how
- Boost client services and education
- Invest in our future leaders and reward our staff for their contribution in building the business
- Consolidate and further develop our banking relationships into strategic alliances
- Manage our cost base while growing the business

And to sow new seeds for growth

- Identify new opportunities to generate income in the existing core investment managers
- Target growth in new market segments with strong short to medium-term potential
- Maximise distribution of unused investment capacity
- Invest in new content solutions and distribution channels.

To achieve our objectives we have started several key strategic initiatives, to be implemented this year, aimed at:

- Boosting client services
- Expanding in key regions such as the US, Canada and Japan
- Completing the build-up of the institutional sales team and clearly positioning ourselves in the US institutional market
- Maximising returns from unused investment capacity
- Continuing to innovate new products

Our medium-term vision is for Man Investments to offer investors a much broader range of products through our existing core investment managers and a range of new complementary investment managers. We will also aim to ensure we are well-placed to take full advantage of new distribution and investment opportunities in key areas such as China, India and Eastern Europe, and expand our range of strategic banking partners.

Performance

The firm's performance levels are driven by its four core investment managers: AHL, Glenwood, Man Global Strategies (MGS) and RMF. Central strategic oversight and development of these managers enable us clearly to position the core managers in the market.

Returns for our core investment managers during the year were strong, particularly AHL, and compared favourably with the hedge fund indices and major competitors.

Compound annual rate of return Year(s) to 31 March 2006	**1 year**	**3 years**	**5 years**
AHL Diversified Programme 1	23.4%	11.3%	10.7%
RMF 2	11.4%	8.8%	7.3%
Glenwood 3	13.0%	6.3%	4.1%
Man Global Strategies 4	17.8%	7.8%	7.4%
HFRI Fund of Funds Composite Index	11.7%	9.9%	6.7%
HFRI Investable Global Hedge Fund Index 5	7.8%	6.6%	N/A
World stocks	18.6%	23.9%	6.9%
World bonds	-4.8%	4.5%	7.5%

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance may not be a guide to future results.
1 AHL Diversified: represented by Athena Guaranteed Futures Limited
2 RMF: represented by RMF Absolute Return Strategies I fund (dividends re-invested)
3 Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited
4 Man Global Strategies: represented by Man Multi-Strategy Guaranteed Limited
5 HFRI Investable Global Hedge Fund Index – Index began in March 2003 – no data available for 5 years
Note: *All figures are shown net of fees and commissions, where applicable*
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return)

It was encouraging to note that all our core investment managers performed strongly for our investors contributing to the record level of performance fee income for the year. The high proportion of AHL's performance fees compared to funds under management is due to the higher performance fee structure on AHL products as well as exceptional performance during the year.

Analysis by core investment manager	**Funds under management**	**Performance fees**
AHL	29%	67%
RMF	42%	10%
Glenwood	11%	10%
MGS Affiliated Managers	18%	13%

Distribution Model

Private investors and institutions constitute our primary investor base. The requirements of these groups differ in several respects concerning returns and volatility expectations, product structures and solutions, and customer relationships. However both groups of investors expect the highest level of client services.

Private investors have been growing faster than institutional and as a proportion of funds under management, private investors are now 61%. The private investor market is expected to continue to generate the majority of our profits although both sectors are important to us and we continue to develop our private investor and institutional distribution teams.

Total sales for the year amounted to $9.1 billion with 63% of that relating to private investors and 37% to institutions. This compares to total sales of $12.1 billion the previous year. Total redemptions were $5.7 billion of which private investor were $2.9 billion and institutional were $2.8 billion. Institutional redemptions comprised $2.5 billion in RMF and $0.3 billion in Glenwood.

Private investor redemptions are influenced by a number of factors that include the geography of the investor, the investment holding period and performance. Man's structured products are sold for their long-term investment potential and, whilst we do offer frequent liquidity, we seek to discourage early redemptions. Many of our products carry a redemption fee in the event of early termination and we incentivise investors to retain their investment by having guarantee step-ups

in many of our products. These allow investors to capture in the product guarantee a proportion of positive investment performance. We also typically pay intermediaries an annual payment for so long as an investor remains a holder of our products. This is designed to discourage intermediaries from inappropriate rapid turning of client assets, reinforce the long-term nature of the investment proposition and facilitate high levels of investor servicing.

Maturities of $0.5 billion include maturities of third party funds managed by Marin, an affiliated manager, on which Man had been earning modest fees under a fee sharing arrangement.

Investment performance increased funds under management by $4.4 billion in the year and foreign exchange movements were $0.4 billion negative.

Private Investors

For our private investors we continue to develop our distribution network including retail and private banks, insurance brokers and private asset managers. Our private investors sales force numbers about 300, with regional offices servicing investors and distributors in 128 countries.

We continue to invest in expanding our distribution network through signing up new intermediaries as well as investing in our own staff and systems. For example, the growth of the Japanese market is driving increased investment in our Japanese regional office to meet this demand. The total number of active intermediaries rose to 1,895 at 31 March 2006, up from 1,856 at 31 March 2005.

Private investor sales can be split into three categories: global launches, joint ventures and open-ended products. The sales from the four quarterly global launches amounted to $2.3 billion, slightly down from the previous year of $2.5 billion. Joint venture sales were $2.2 billion as compared to $2.4 billion the previous year. Particular successes were achieved in the Japanese markets. Open-ended and other product sales amounted to $1.2 billion as compared to $1.1 billion in the previous year. Of the $2.3 billion of investor money raised from the recent Man IP 220 product, $0.9 billion is included in joint venture sales above; the remainder will be included as sales in the first half of the current financial year.

Most of our private investors are high net worth individuals. The high net worth market is estimated to be worth over $30 trillion world-wide, concentrated in Europe, North America and Asia Pacific. This segment of the market has been growing at an annual rate of around seven percent in the last few years and this is expected to continue into the foreseeable future.

In broad terms, high net worth private investors take a sophisticated approach to investing. Increasingly, they see hedge funds as an effective way of diversifying portfolio returns.

Over the past decade we have offered these investors a range of investment products with fixed terms of about 10 years, although the most recent products have had maturity periods of closer to 13 years. Of these products, those which will mature in the next five years still form a relatively small proportion of funds under management.

Private investor funds maturing over next five years:

Year ending 31 March	Fund under management at 31 March 2006 $m
2007	519
2008	557
2009	1,116
2010	629
2011	822

The recent Man IP 220 global launch was timed to coincide with the maturity of the first IP 220 structured product launched in 1996. The fund returned 313.5% net to investors and showed its ability to diversify a traditional portfolio of stocks, property and bonds by posting positive performance during the Asian economic crisis, the Russian crisis and the most recent major correction on global equity markets. Investor demand for the IP 220 funds led to record subscriptions of $2.3 billion for the global launch. This included a roll-over of around 40% of the maturing investors in the original IP 220 product, although this roll-over represented a small proportion of the sales, given the small relative size of the original launch back in 1996.

Institutional Investors
During the year, we invested in expanding the institutional team dedicated to meeting growing institutional demand and servicing our institutional clients. We aim to build the team to around 25.

This team covers Europe and North America, being two of the strongest growth areas. In addition, our regional offices in Japan, Hong Kong, the Middle East and Australia have dedicated staff to serve local institutional clients.

The growth of the institutional business is a key strategic objective for the business. The expansion of the institutional sales team has resulted in immediate strengthening of client relationship management and client service. However, as institutional investors need about two years to finalise their investment, the full benefit will not be felt for some time.

RMF continues to be our main focus on the institutional market and maintains a strong position in its core European and Japanese markets. We are strengthening the position of AHL, Glenwood and MGS in the institutional market and expanding the RMF presence in the US with further appointments.

Having access to a full spectrum of investment capacity, Man Investments is in a strong position to offer institutional clients a wide range of solutions to meet their requirements. An example is the core-satellite approach, whereby investors can gain exposure to a broadly diversified portfolio of hedge funds through a fund of hedge funds, and then supplement this exposure with other niche strategies such as Commodities, Asian Opportunities, Healthcare or New Alternatives.

Client Service
We continue to improve the levels of client service and have commenced a strategic project to redesign business processes and systems relating mainly to our private investor transfer agency business.

The initial two phases of the project are complete and we expect the final phase to be completed during the current financial year. We anticipate that these changes will provide better local support, improved communications and faster response times in processing investor transactions and resolving investor and intermediary queries.

We have also significantly upgraded the format and delivery of investor reporting for both private and institutional investors. This initiative concentrates on delivering the level of transparency required by our institutional investors.

We also are in the process of further improving our e-marketing capability to contribute to our overall communications efforts with new and existing investors.

Redemptions of private investor funds have increased slightly from 10% last year to 11%. A major objective of the projects in progress is to improve client services with the aim of reducing redemptions through client education.

Banking Relationships and Product Structuring Capability
Man Investments and Man Group have developed excellent strategic banking relationships, enabling us to provide financing solutions adaptable to specific requirements of local launches. We continue to develop these relationships to aid distribution and efficiency of transaction.

Our Product Structuring unit has long been recognised as a leader in the industry. It developed capital guaranteed hedge fund structures over a decade ago and continues to devise new products, including those to meet the requirements of institutional investors, such as Portable Alpha and Liability Driven Investment solutions.

Our product structuring capability enables us to provide flexible, customised products and investor solutions. Not only is this based on specific jurisdictional requirements, but includes product features such as capital protection, profit lock-ins and product payout ratios. Our structuring team played a major role in making our Man IP 220 fund launch truly global by structuring six onshore and offshore legal structures, in five currencies.

The recent establishment of a Strategic Research Unit aims to coordinate the efforts of our core investment management units, structuring and distribution to research, identify and develop innovative investment content.

BROKERAGE
Man Financial continued its organic growth with profits before tax up 20% on last year, excluding the impact of the Refco acquisition. The integration of the Refco business is proceeding on track and will increase our liquidity pool as well as provide further diversification by extending our product range and the geographical spread of our customer base. Volumes in our main markets continue to be strong and we have established a solid platform to take advantage of further growth opportunities.

Strategic aims
Man Financial's strategic aim continues to be to grow its business, either organically or by acquisition of individuals, teams or businesses through the following:

- To achieve growth by organically growing market share in our traditional futures and options execution and clearing businesses;
- To achieve growth by "stepping into" adjacent and related markets and thus expanding our overall product offering;
- To focus, where possible, on new matched principal businesses in the markets we are active in which have an inherently higher yield per transaction than listed products;
- To position Man Financial to take advantage of exceptional growth opportunities in emerging regions such as Asia Pacific; and
- To evaluate acquisition opportunities that arise in our core businesses.

In Man Financial our focus is on continued organic growth, underpinned by a diversified product offering and a wide geographical presence across all key markets. This provides both flexibility in accessing new markets and earnings resilience in times of lower product or regional activity. Our leading market positions on the world's major futures exchanges provide us with superior access to liquidity in financial markets. Our strategy is to use this advantage to the benefit of clients worldwide and allows us to develop further our matched principal business.

Our strategy is to grow revenues through the recruitment of producer teams, continued development of the product offering and new trading opportunities. In this way the business can both leverage off the existing infrastructure and client base as well as attract new clients. Managing market change is a core competence of Man Financial.

We look to be a consolidator at times of market change, such as the move from open outcry that is currently underway in the US. We focus on tight control of overheads and high levels of return on capital.

Liquidity pool

The conversion of the futures markets from floor-based exchanges to electronic markets has diminished the role of the passive broker while providing opportunity to those with an understanding of market dynamics and access to liquidity. As the world's futures markets moved on-screen, first in Europe and subsequently in the rest of the world, market liquidity in the most actively traded front months of the large interest rate markets were increasingly self-executed by clients. At the same time, the large volumes in the less liquid deferred months and options saw the liquidity on-screen reduce as market participants were reluctant to commit to prices on-screen. The gap between bid and offer prices increased creating a role for brokers who could effectively access liquidity from their own customer base. Man Financial recognised this process and became a leader in accessing market interest (within the applicable exchange regulations) on behalf of large institutions and asset managers. This position at the centre of market liquidity in many of these products continues as Man's client base grows, further expanding its sources of liquidity. The acquisition of Refco has expanded Man's liquidity pool materially, particularly in the US, and the clients have steadily continued to return. This large pool of liquidity enables us both to attract new clients and to recruit producers who can utilise these significant internal flows within the organisation. This flow provides significant economies of scale and market information, enhancing our ability to react, participate and benefit from the changing nature of the derivatives markets.

Convergence of cash and exchange listed markets

The convergence of the cash and futures markets has been another significant change in the world's derivatives markets in virtually all market sectors. This has provided an opportunity for Man Financial and is increasingly a major focus of our efforts to provide value to our clients. The cash markets in interest rates, equities, energy and metals were, until recently, closed communities of large institutions with less well developed trading protocols and clearing structures - where they existed. Today cash bonds are traded electronically and cleared through large clearing houses making them accessible to a larger range of participants. This allows asset managers to take advantage of the changes in relative value between the futures and cash markets, which momentarily lag each other in value. This is equally true in the equity and foreign exchange markets and the energy and metals markets. Our strong position at the centre of liquidity in the futures markets has allowed us to bridge these markets for our clients. We have strengthened significantly our cash market capabilities in all of these market sectors, benefiting profit margins and return on capital.

Exchanges

Whilst the cash markets continue to gain in importance to us, the listed derivative markets remain the core of our business. As such, we need to continue to work with the exchanges to take full advantage of this area. In effect, we, along with the other listed derivatives brokers, are becoming the distribution arms of the exchanges. This has always been the case with regard to the private client sector. Now, with the migration of traders from banks to hedge funds, and the consequent reduction in the importance of the banks that have always been direct members of the exchanges, it is increasingly the case with the institutions.

Regulators/regulation

The listed derivatives markets function with a number of time-tested institutional arrangements, including clearing house guarantees and regulation. Trading occurs against a background of regulatory surveillance and guidelines from the exchanges themselves and from the local regulators.

Producers/employees

Our employees are the key to our business and managing them effectively remains critical to our ability to continue to grow the business, both organically as well as through acquisitions. The integration of Refco, the business that we acquired in November 2005, has been a massive undertaking and the success of this deal is largely down to the hard work and professionalism of our staff. The critical path to success, as ever with any merger, lies in the speedy integration of systems and people which we have now substantially completed as we have focused on winning the "hearts and minds" of the new staff. Our large pool of liquidity, discussed above, enables us to recruit producers who can utilise these significant internal flows within the organisation. In addition, as an independent broker we have greater ability to offer more attractive and flexible packages to staff whereby they can participate fully in the upside that they create. The continued migration to electronic markets provides continuing opportunity for cost rationalisation and allows us to make the most effective use of our employees.

Performance in the year

Our Private Client business had an outstanding year. Clearly, higher interest rates played a significant role in this growth, but cost savings and the prior year's re-engineering of management also played a key part. All regions contributed strongly to the growth in revenues and profits. In Asia Pacific, Taiwan showed the most growth and we expect this to be further enhanced by the new Refco business in that region. With interest rates on the rise, we are optimistic of maintaining our continued growth and profitability. With the addition of the Lind Waldock division, acquired as part of Refco, we are excited about prospects for the coming year.

Our Institutional Equities business continued to perform well. Our European business remains the anchor for this operation, based around three product lines: contract for differences (CFDs), Research Driven Brokerage and Stock Borrow/Loan. Of these, CFDs continues to see strong growth in the retail/high net worth sector helped by a buoyant stock market and a market leading electronic platform GNI Touch. Likewise the Research Driven Brokerage business, which was established in the previous financial year, has made a meaningful contribution to current year profits. This team's client base has grown three-fold over the course of the financial year. North America has benefited from strategic recruitments of key equity derivative staff during the year and this should lead to strong growth in profits in the coming year. Likewise, Asia Pacific has also shown strong growth, with an outstanding performance in our rapidly growing Australian CFD business. This product was only launched a year ago and it has since become one of the leading desks in our Sydney office.

Our Interest Rate Products business enjoyed another successful yet challenging year. In North America, profit growth was held back by the need to maintain "dual trading" between floors and

screens, which inevitably leads to higher costs. Market volumes in the first half were weak – although these recovered dramatically in the second half, due to the increase in rates by the ECB leading to a satisfying overall result. The acquisition of Refco brought us their strong product offering in the US treasury cash and repo markets which are a strategic complement to our leading position in the derivative markets.

Our Foreign Exchange business had another strong year. Good continuing underlying growth in clients and volumes in European and American markets were offset by a slowing down of our currency business in Asia. However, the acquisition of Refco significantly strengthened our Asian currency business and we enter the new financial year optimistic about continued growth.

Our Energy business also had another successful result amidst a challenging year. Our North American business had a strong year in execution, clearing and OTC business combining increases in market share with strong market conditions. Our European business started the year more slowly having to adapt to the transition from floor based trading to screen trading while enjoying a strong finish to the year. Whilst the outlook for our European business looks good now that the IPE has finished its transition, the year ahead is likely to have transitional challenges in North America as the process of NYMEX migrating from open outcry to electronic trading accelerates. Our strong market position and extensive experience in managing these transitions gives us great confidence in our ability to benefit from these changes.

After slow market conditions in the first half, the Metals business surged in the second half of the year as record market volumes and volatility rewarded our leading market position. Overall, the business did an excellent job of maintaining the exceptional level of profitability achieved last year as all sectors turned in good performances. Our strong position in Asia built in recent years complemented our historical strength among clients in Europe and the Americas.

Fund Clearing Services also had a successful year as more and more asset managers took advantage of our clearing services. Increased assets amidst increasing interest rates enhanced profitability as did the overall increase in market volumes.

Man Financial comes into the new financial year having completed another year of robust organic growth and the acquisition of the assets of one of its largest competitors. The Refco acquisition significantly expanded our product offering and geographic reach while raising Man Financial to a whole new level of scale in relation to both our competitors and to the markets. This scale positions us very strongly in our chosen industry in the midst of a period of rapid growth in the global derivative markets giving us great confidence in our opportunities in the coming years.

ADDITIONAL FINANCIAL INFORMATION

Financial objectives

The Board believes that long-term shareholder value will be achieved through continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes. The Group has achieved these objectives in the current year, as it has in each year since they were set in March 2000.

Diluted underlying earnings per share has grown by 18% over the last year and by 35% compound per annum over the last five years. Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. This measure excludes the net performance fee income from Asset Management, Sugar Australia (now sold), goodwill amortisation (not applicable under IFRS) and exceptional items (a full reconciliation of underlying earnings and underlying earnings per share to their corresponding statutory figures is shown in Note 5). Underlying earnings per share are lower than total earnings per share but we target the

former measure when reviewing results because it does not include performance fee income which, although valuable to shareholders, introduces volatility when looking at year-on-year comparisons. Long-term it is appropriate for the Group to be judged on growth in diluted earnings per share on total operations, including performance fees (the statutory measure). This measure has grown by 39% compound per annum over the last five years, although because of the increase in performance fees earned, it has grown to a greater extent in the year, up 48% on last year.

As well as seeking growth that is profitable and sustainable, our second financial objective is to target an efficient capital structure so as to maintain high levels of post-tax return on equity whilst retaining a strong Group balance sheet. **The Group's post-tax return on equity for the year was 33.5%.** This compares to 29.8% last year. The increase results from an increase in total post-tax profits, enhanced by a significant level of performance fees earned in 2006 (partly offset by exceptional Refco integration costs) and by a high level of retained earnings increasing the equity base.

Regulatory capital

The Group is subject to minimum capital requirements set by various regulators of its worldwide businesses. The Financial Services Authority (FSA) supervises the Group on a consolidated basis and the Group submits returns to the FSA on its capital adequacy. Various subsidiaries within each of Brokerage and Asset Management are directly regulated by the FSA or supervisors in other countries, which set and monitor their capital adequacy.

The FSA has divided its definition of capital into categories, or tiers, reflecting different degrees of permanence of the capital, its ability to absorb losses, where it ranks in the event of winding up and whether there are any fixed costs, i.e. obligations to pay interest or dividends.

The Group's core Tier 1 capital is represented by fully paid up share capital; reserves (excluding revaluation reserves) and audited retained earnings; less intangible assets and other less significant deductions. Lower Tier 2 capital is represented by its subordinated debt and revaluation reserves. Tier 3 capital is represented by the post-tax profit in Brokerage relating to the second half of the financial year (after exceptional Refco integration costs); and deductions relating to material shareholdings.

Group's regulatory capital position

	Unaudited 31 March 2006 $m	**Audited 31 March 2005 $m**
Share capital and reserves*	2,785	2,138
Less goodwill and other intangibles	(1,556)	(934)
Available Tier 1 Group capital	1,229	1,204
Tier 2 capital - subordinated debt	610	160
Tier 2 capital - revaluation reserves	70	-
Own funds	1,909	1,364
Tier 3 capital and other deductions - interim trading book profits less other deductions	(10)	48
Group Financial Resources	**1,899**	**1,412**
Less Financial Resources Requirement (including liquidity adjustments):		
• Asset Management	(353)	(394)
• Brokerage	(1,033)	(490)
Group Financial Resources Requirement	**(1,386)**	**(884)**
Net excess of Group capital	**513**	**528**

* excludes retained profits for the second half of the financial year as these were unaudited as at 31 March.

In the above table, the Group Financial Resources Requirement represents the minimum amount of Financial Resources (regulatory capital) that the Group must hold on a consolidated basis in order to meet the capital adequacy requirements of the FSA. This capital is intended to be available to absorb unexpected losses and is calculated in accordance with standard regulatory formulae that relate primarily to credit and market risk.

As from 1 April 2005, the Group's regulatory capital position was based on IFRS figures. The main regulatory capital implication for the Group of converting to IFRS is the reclassification of unamortised sales commissions from prepayments to intangible assets. This has resulted in the Group's regulatory capital headroom being reduced by approximately $320 million. Tier 1 capital remains at a similar level to the prior year as a result of the increase in retained earnings in 2006, after shareholder distributions and share repurchases, being offset by an increase in intangibles as a result of the IFRS treatment of unamortised sales commissions and an increase in intangibles resulting from the Refco acquisition. Tier 2 capital has increased by the issue of further subordinated debt of $450 million in the year.

The increase in the Brokerage financial resources requirement largely relates to the additional requirements of the acquired Refco businesses and to the growth in the existing stock lending business in the US.

The Group is also required to maintain adequate resources to ensure that there is no significant risk that it cannot meet its liabilities as they fall due i.e. to address liquidity risk. While additional amounts of regulatory capital are required in respect of less liquid assets, holding capital does not form the principal element of the Group's approach to liquidity risk management. Rather this is based on the Group's ability to access committed financing facilities.

Summary of results

Profit before tax on total operations was up 17% to $1,236 million. Excluding exceptional items, pre-tax profits increased 51% in the year to $1,306 million. Underlying pre-tax profit increased 15% in the year to $856 million. The principal reason for the higher increase in profit before exceptional items is the significant increase in performance fees earned in the year. In addition, in 2006, there was an exceptional loss of $70 million, relating to Refco integration costs, compared to an IFRS exceptional gain of $195 million in 2005, largely reflecting a fair value gain on the conversion option component of the exchangeable bonds.

The Group's profit before tax and exceptional items by business segment is set out in the table below:

	2006 $m	2005 $m
Asset Management net management fee income	700	594
Asset Management net performance fee income	450	119
Brokerage - before Refco	177	148
Brokerage - Refco	(21)	-
Sugar Australia	-	2
	1,306	863

Income Statement
In order to analyse the performance of the Group's two principal businesses, the table below provides a split of the Group's income statement into its divisional components.

In accordance with IFRS there have been some minor changes to the income statement line headings. Commissions and fees receivable are now shown under the revenue heading and commissions and fees payable are now shown as cost of sales. Other operating income has been grossed up to show gains and losses separately.

Year to 31 March 2006	**Asset Management $m**	**Brokerage $m**	**Group Total $m**
Revenue	1,851	1,643	3,494
Cost of sales	(273)	(1,018)	(1,291)
Other operating gains	63	14	77
Other operating losses	(26)	(3)	(29)
Total operating income	**1,615**	**636**	**2,251**
Administrative expenses	(506)	(517)	(1,023)
Operating profit	**1,109**	**119**	**1,228**
Associates and JVs	33	-	33
Net finance income	8	37	45
Profit before tax and exceptionals	**1,150**	**156**	**1,306**
Exceptional items	-	(70)	(70)
Profit before tax on total operations	**1,150**	**86**	**1,236**
Taxation			(222)
Profit for the financial year			**1,014**

Asset Management - operating income, costs and margins
Asset Management revenues have increased by 47% over last year, reflecting the strong growth in performance fees and the increase in management fees derived from higher levels of funds under management. Such revenues relate principally to management fees and performance fees, together with brokerage and other fees, each based on net asset values of the fund products. These include risk transfer fees (on guaranteed products); liquidity or cash management fees; and valuation and registrar fees. Cost of sales relate to upfront and trail sales commissions and have increased by 26%, reflecting the continued high level of sales in recent years. This charge was split 38%:62% between the amortisation of upfront commission and trail commission, broadly in line with the ratio in the prior year.

Other operating gains mainly comprise gains on "seeding" investments in some of our funds, gains on redemption-bridging activities and due diligence fees. Other operating losses mainly comprise some small impairment and foreign exchange losses. Administrative expenses, previously called operating expenses, have increased by 31% from $385 million in the comparative period to $506 million. Of this amount, $231 million (46%) are variable overheads, relating to employee discretionary bonus payments. The increase in administrative expenses in the period results from a $84 million increase in discretionary bonus payments with the remainder from the investment in staff recruitment and infrastructure to support the growth of the business. Administrative expenses comprise 31% of total operating income. This operating margin is slightly better than in recent years.

The table below shows an analysis of net management fee income and net performance fee income over the last five years together with the margin ratio, as a percentage of average funds under management (FUM) in each period. Net management fee income includes the fee income

described above less all sales commissions payable, finance costs and all overheads not allocated to performance fees. Net performance fee income includes the fee income detailed above less those overheads allocated to performance fees, which almost entirely relate to employee performance compensation.

In 2006, the net management fee income/FUM margin was 2.1% and 0.8% for private investor and institutional products respectively, which is a small improvement over 2005. The performance fee/FUM margin reflects the underlying performance of the Group's products during each accounting period. Performance fees from institutional fund products tend to be lower as these products target lower returns (and lower volatility).

Asset Management margins	2006	2005	2004	2003	2002
Net management fee income ($m)	700	594	459	280	169
Management fees/FUM	1.6%	1.5%	1.4%	1.3%	1.9%
Net performance fee income ($m):					
First half of year	166	31	55	54	48
Second half of year	284	88	181	124	31
Full year	450	119	236	178	79
Performance fees/FUM	1.0%	0.3%	0.7%	0.9%	0.9%

In the above table the figures for 2002 to 2004 are as they were presented under UK GAAP. The 2005 and 2006 figures are on an IFRS basis. Restating years 2002 to 2004 on an IFRS basis would not give rise to any significant differences.

In the income statement table above, associates and JVs are the post-tax contribution (previously, under UK GAAP, the pre-tax contribution was recorded) from financial interests in Affiliated Managers and includes both established managers, such as BlueCrest, and new managers. BlueCrest contributed $13 million to net management fee income and $18 million to net performance fee income in the year.

Brokerage - operating income, costs and margins

Brokerage acquired certain parts of Refco's brokerage business in November 2005. The table below shows Brokerage's income statement for 2006 split between the existing business and the acquired Refco business.

Brokerage Income Statement Year to 31 March 2006	**Existing business $m**	**Refco $m**	**Brokerage Total $m**
Revenue	1,497	146	1,643
Cost of sales	(923)	(95)	(1,018)
Other operating gains	14	-	14
Other operating losses	(3)	-	(3)
Total operating income	**585**	**51**	**636**
Administrative expenses	(459)	(58)	(517)
Operating profit/(loss)	**126**	**(7)**	**119**
Associates and JVs	-	-	-
Net finance income/(expense)	51	(14)	37
Profit/(loss) before tax and exceptionals	**177**	**(21)**	**156**
Exceptional items	-	(70)	(70)
Profit/(loss) before tax on total operations	**177**	**(91)**	**86**

In Brokerage, revenue arises from those businesses where Man Financial acts as intermediary and also from those businesses where it acts as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Income earned on segregated customer balances, which are held off balance sheet, is included within the revenue line as it is deemed that such income is akin to an administration fee.

The increase in revenue over the comparative period was 36% (or 24% excluding Refco), reflecting the continued recruitment of producer teams, growth in market share and the benefits of active markets. Profitability was also enhanced by the rise in US interest rates in the year.

Cost of sales increased 40% (or 27% excluding Refco) and relate to fees charged by the exchanges, fees paid to other brokers, rebates to introductory brokers and commissions paid to internal producer teams. There is no fixed element of these commissions; they are all based on sales volumes or profit contributions.

Other operating gains comprise gains on selling some surplus exchange memberships and some small foreign exchange gains. Other operating losses mainly relate to some small impairment losses.

Administrative expenses in Brokerage have increased 36% (or 20% excluding Refco) from $381 million in the comparative period to $517 million ($459 million excluding Refco). Of the administrative expenses, $58 million relates to variable employee compensation.

The table below shows an analysis of the profit and administrative expenses margins in Brokerage, excluding the exceptional Refco integration costs. The administrative expenses/income margin increases in 2006 as a result of the operating income in the acquired Refco businesses not covering overheads. In 2007, the benefits of the Refco integration are expected to result in the administrative expenses/income margin improving significantly. Excluding Refco, the modest increase in the administrative expenses margin in 2006 is almost entirely the result of the impact of the change in the US dollar/sterling exchange rate applied to the significant sterling expenses in Brokerage's London operations.

Brokerage margins	**2006**		**2005**	**2004**	**2003**	**2002**
	Total	**excl. Refco**				
Net operating income plus net interest income ($m)	673	636	529	481	335	244
Administrative expenses ($m)	517	459	381	361	260	189
Net profit ($m)	156	177	148	120	75	55
Administrative expenses/income	76.8%	72.2%	72.0%	75.1%	77.6%	77.5%

In the above table the figures for 2002 to 2004 are as they were presented under UK GAAP. The 2005 and 2006 figures are on an IFRS basis. Restating years 2002 to 2004 on an IFRS basis would not give rise to any significant differences.

Other income statement amounts

Net finance income of $45 million arises on non-segregated cash balances and investments in Brokerage and on surplus cash balances and margins on loans to funds in Asset Management, offset by interest expense on long-term debt to finance acquisitions and working capital requirements. These requirements increased following the acquisition of the Refco businesses. This resulted in net finance income decreasing in Brokerage in the second half of the financial year.

The exceptional item relates to Refco integration costs. The total integration costs incurred to 31 March 2006 amounted to $80 million, although only $70 million is recognised in the income statement in 2006; the remainder relates to amortisation of retention costs paid to administrative staff, which are spread over the core integration period of seven months following the acquisition and the balance of these payments will be recognised in the income statement in the first half of 2007.

Retention payments of $23 million were made to traders following the Refco acquisition, to secure the value of the consideration paid to the Refco estate for customer relationships. These payments are not considered to be integration costs (and are therefore not classified as exceptional items) but are deferred and charged to the income statement as ongoing costs over the period in which the traders are committed to give their services to the Group, so as to match the cost with the revenue streams directly generated by those traders. The cost included within administrative expenses in 2006 amounted to $9 million, with a further $14 million expected to be recognised in the income statement over the next three years.

In addition, building construction and infrastructure costs totalling $21 million are expected to be incurred in accommodating Refco employees into Man's existing office buildings. These costs will be capitalised and charged to the income statement as ongoing costs over the remaining period of the lease contract for each office (4-9 years).

Refco post-acquisition costs	**2006 $m**	**2007 $m**	**2008 $m**	**2009 $m**	**2010-2015 $m**	**Total $m**
Retention/incremental bonuses	29	12	-	-	-	41
Redundancy/severance	27	-	-	-	-	27
Professional fees	7	-	-	-	-	7
Other integration costs	7	-	-	-	-	7
Total exceptional costs	**70**	**12**	**-**	**-**	**-**	**82**
Trader retention costs	9	8	5	1	-	23
Building construction costs	-	3	3	3	12	21
Total Refco integration and other costs relating to the acquisition	**79**	**23**	**8**	**4**	**12**	**126**

There are not expected to be any other significant integration costs incurred in 2007.

The tax charge for the year amounts to $222 million (2005: $173 million). The effective rate on profit before tax and exceptional items is 20.2% (2005: 20.0%). The bulk of the Group's profits is earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. The exceptional tax credit of $42 million is comprised of $22 million tax relief relating to the exceptional Refco integration costs and $20 million relating to the reversal of tax liabilities made in previous years following an agreement with HM Revenue & Customs with respect to the Group's transfer pricing arrangements.

The growth in the Group's profitability has resulted in a significant increase in earnings per share in the year. Full details of earnings per share are given in Note 5.

Cash flow

Net Group cash inflow for the year was $467 million, before shareholder distributions, driven off strong cash generation from operating profit. The statutory cash flow statement, which is presented in a different format, is given in the financial statements.

Cash flows in the year	**$m**
Operating profit (pre amortisation and depreciation)	1,359
Increase in working capital	(365)
Taxation paid	(180)
Net capital expenditure and financial investment	(385)
Other	38
Cash inflow for the year before shareholder distributions	**467**
Dividends paid	(221)
Share repurchases	(230)
Cash inflow for the year	**16**
Cash inflow from share placement and other shares issued	238
Cash inflow from net movements in borrowings	398
Increase in cash, net of bank overdrafts, in the year	**652**

The increase in working capital in Asset Management relates to a $221 million increase in investments in fund products. This relates to seeding investments, investments to aid short-term rebalancing of the funds and to short-term redemption bridging activities. Partly offsetting this, loans to funds have decreased by $86 million. The remaining net increase in working capital largely relates to Brokerage, reflecting the impact of the acquired Refco businesses less a decrease in the rest of the business as Brokerage was holding a higher proportion of its liquid assets in cash (rather than short-term investments) in comparison to the prior year-end.

The impact of the acquired Refco businesses on the Group's cash flow in the year was a cash outflow from operations of $560 million to fund working capital. This was partly offset by proceeds from selling Refco market seats of $70 million. The working capital requirements of the Refco businesses have been partly funded by equity ($215 million share placement) and partly by debt.

Net capital expenditure and financial investment comprise: consideration paid to acquire Refco of $297 million; net additions to the capitalised amount of upfront sales commissions and other intangibles of $138 million; less net proceeds of $65 million from disposals, less purchases, of non-current investments, such as the sale of market seats acquired from Refco; and the remainder largely relating to expenditure on tangible fixed assets, mainly office refurbishment and IT systems.

In the table above, 'Other' relates to net interest received of $62 million, dividends receivable from associates, joint ventures and other non-current investments of $44 million, less other minor net cash outflow adjustments of $68 million.

Balance sheet

The Group's balance sheet remains strong. At 31 March 2006, shareholders' equity was up 32% at $3,569 million. The increase in the year relates to a share placement of $215 million, following the Refco acquisition, and retained earnings of $563 million, after shareholder dividends and share repurchases of $451 million. At 31 March 2006 the Group had a net cash position of $1,301 million (2005: net cash position of $1,011 million).

To give more transparency to the Group's balance sheet, a segmental balance sheet by business is shown below:

	Asset Management $m	Brokerage $m	Group Total $m
NON-CURRENT ASSETS			
Property and equipment	34	42	76
Goodwill	773	61	834
Other intangible assets	373	175	548
Associates/JVs	232	10	242
Other investments	66	158	224
Deferred tax assets	21	17	38
Non-current receivables	36	9	45
Total non-current assets	**1,535**	**472**	**2,007**
CURRENT ASSETS			
Loans to funds	419	-	419
Trade & other receivables	414	14,212	14,626
Current tax assets	6	5	11
Derivative financial assets	-	5	5
Short-term investments	444	5,618	6,062
Cash & cash equivalents	1,069	1,756	2,825
Inter-divisional balance	142	(142)	-
Total current assets	**2,494**	**21,454**	**23,948**
NON-CURRENT LIABILITIES			
Long-term borrowings	(475)	(1,022)	(1,497)
Deferred tax liabilities	(3)	(31)	(34)
Pension obligations	(18)	(17)	(35)
Restructuring provisions	-	(6)	(6)
Derivative financial liabilities	(45)	(46)	(91)
Other creditors	(1)	(2)	(3)
Total non-current liabilities	**(542)**	**(1,124)**	**(1,666)**
CURRENT LIABILITIES			
Trade & other payables	(292)	(20,129)	(20,421)
Derivative financial liabilities	(2)	(2)	(4)
Bank loans & overdrafts	(1)	(26)	(27)
Taxation	(208)	(52)	(260)
Total current liabilities	**(503)**	**(20,209)**	**(20,712)**
NET ASSETS	**2,984**	**593**	**3,577**

Applying the Group's capital allocation model gives capital allocations to Asset Management and Brokerage of $1,687 million and $593 million respectively. In the above table, the implied Group's surplus capital of $1,297 million has been allocated in the Asset Management figures.

The Refco acquisition and the growth in the futures and stock lending businesses in Brokerage has the effect of increasing both current assets and short-term creditors by $7 billion. In addition, there has been a $221 million increase in investments in fund products in Asset Management. The continued success of the loans to funds externalisation programme in the year has resulted in

loans to funds decreasing by $86 million to $419 million at the year-end, despite the high level of sales in the year.

During the year the Group extended its debt maturity profile and further diversified its sources of funding through a $50 million top-up to its existing subordinated loan issue to the US private placement market and through the issue of a $400 million subordinated floating rate note, which has a 10-year final maturity with a call option in year five.

Contingent liabilities
Man Financial Inc., a US subsidiary of the Group was served on 8 May 2006 with a Complaint by the receiver for Philadelphia Alternate Asset Fund ("PAAF") and associated entities. PAAF investors incurred trading losses as a result of alleged wrongdoing by a trading manager of PAAF. Man Financial acted as one of the brokers to PAAF, executing and clearing trading instructions given by PAAF, and as such does not consider that it is responsible for the losses suffered by PAAF investors. Accordingly, Man Financial will vigorously defend the proceedings brought against it. In addition the Commodity Futures Trading Commission (CFTC), the applicable US regulatory agency, is conducting an investigation into the PAAF losses and Man Financial has been cooperating with the CFTC in the provision of information and testimony about the trading activities it carried out on behalf of PAAF. This investigation has not yet been concluded. These matters are not expected to have a material financial impact on the Man Group.

Group Income Statement
For the year ended 31 March 2006

	Note	2006 Before exceptional items $m	2006 Exceptional items $m	2006 Total $m	2005 Before exceptional items $m	2005 Exceptional items $m	2005 Total $m
Revenue	2	**3,494**	-	**3,494**	2,469	-	2,469
Cost of sales		**(1,291)**	-	**(1,291)**	(943)	-	(943)
Gain on exchangeable bonds	3	-	-	-	-	202	202
Loss on sale of business	3	-	-	-	-	(7)	(7)
Other operating income		**77**	-	**77**	52	-	52
Other operating losses		**(29)**	-	**(29)**	(12)	-	(12)
Administrative expenses	3	**(1,023)**	**(70)**	**(1,093)**	(766)	-	(766)
Group operating profit – continuing operations		**1,228**	**(70)**	**1,158**	800	195	995
Finance income		**185**	-	**185**	116	-	116
Finance expense		**(140)**	-	**(140)**	(77)	-	(77)
Net finance income	4	**45**	-	**45**	39	-	39
Share of after tax profit of associates and joint ventures		**33**	-	**33**	24	-	24
Profit on ordinary activities before taxation	2	**1,306**	**(70)**	**1,236**	863	195	1,058
Taxation		**(264)**	**42**	**(222)**	(173)	-	(173)
Profit for the year		**1,042**	**(28)**	**1,014**	690	195	885
Attributable to:							
Equity holders of the Company		**1,042**	**(28)**	**1,014**	690	195	885
Equity minority interests		-	-	-	-	-	-
		1,042	**(28)**	**1,014**	690	195	885
Earnings per share	5						
Basic				**337c**			292c
Diluted				**306c**			207c

	Note	2006	2005
Memo:			
Dividends paid in the period	6	**$221m**	$177m

Group Balance Sheet
At 31 March 2006

	Note	2006 $m	2005 $m
ASSETS			
Non-current assets			
Property, plant and equipment		**76**	64
Goodwill		**834**	827
Other intangible assets		**548**	359
Investments in associates and joint ventures		**242**	250
Other investments		**224**	105
Deferred tax assets		**38**	24
Non-current receivables		**45**	42
		2,007	1,671
Current assets			
Trade and other receivables	7	**15,045**	10,158
Current tax assets		**11**	7
Derivative financial instruments		**5**	16
Short term investments	9	**6,062**	3,089
Cash and cash equivalents		**2,825**	2,149
		23,948	15,419
Total Assets		**25,955**	17,090
LIABILITIES			
Non-current liabilities			
Long term borrowings	11	**1,497**	1,135
Deferred tax liabilities		**34**	11
Pension obligations		**35**	59
Provisions		**6**	-
Derivative financial instruments		**91**	32
Other creditors		**3**	24
		1,666	1,261
Current liabilities			
Trade and other payables	10	**20,421**	12,910
Current tax liabilities		**260**	201
Short term borrowings and overdrafts	11	**27**	3
Derivative financial instruments		**4**	3
		20,712	13,117
Total Liabilities		**22,378**	14,378
NET ASSETS		**3,577**	2,712
EQUITY			
Capital and reserves attributable to shareholders			
Share capital		**55**	55
Share premium account		**591**	354
Merger reserve		**722**	722
Other capital reserves		**223**	222
Available for sale reserve		**70**	29
Cash flow hedge reserve		**(2)**	-
Retained earnings		**1,910**	1,330
		3,569	2,712
Equity minority interests		**8**	-
TOTAL EQUITY		**3,577**	2,712

Group Statement of Changes in Shareholders' Equity

	Share capital	Share premium	Capital reserves	Revaluation reserves and retained earnings	Equity minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 April 2005	**55**	**354**	**944**	**1,359**	**-**	**2,712**
Currency translation adjustments	-	-	-	(35)	-	(35)
Available for sale investments:						
Valuation gains/(losses) taken to equity	-	-	-	88	-	88
Transfer to income statement on sale	-	-	-	(18)	-	(18)
Cash flow hedge:						
Valuation gains/(losses) taken to equity	-	-	-	(5)	-	(5)
Transfer to income statement in the year	-	-	-	3	-	3
Taxation	-	-	-	(12)	-	(12)
Net income/(expense) recognised directly in equity	-	-	-	21	-	21
Profit for the year	-	-	-	1,014	-	1,014
Total recognised income for the year	-	-	-	1,035		1,035
Purchase and cancellation of own shares	(1)	-	1	(230)	-	(230)
Employee share schemes:						
Value of employee services	-	-	-	52	-	52
Proceeds from shares issued	1	237	-	-	-	238
Purchase of own shares by ESOP trusts	-	-	-	(46)	-	(46)
Disposal of own shares by ESOP trusts	-	-	-	29	-	29
Acquisition of businesses	-	-	-	-	8	8
Dividends	-	-	-	(221)	-	(221)
Balance at 31 March 2006	**55**	**591**	**945**	**1,978**	**8**	**3,577**
Balance at 1 April 2004	57	337	733	698	1	1,826
Currency translation adjustments	(2)	(1)	(8)	24	(1)	12
Available for sale investments:						
Valuation gains/(losses) taken to equity	-	-	-	21	-	21
Transfer to income statement on sale	-	-	-	(6)	-	(6)
Cash flow hedge:						
Valuation gains/(losses) taken to equity	-	-	-	(27)	-	(27)
Transfer to income statement in the year	-	-	-	(1)	-	(1)
Taxation	-	-	-	3	-	3
Net income/(expense) recognised directly in equity	(2)	(1)	(8)	14	(1)	2
Profit for the year	-	-	-	885	-	885
Total recognised income for the year	(2)	(1)	(8)	899	(1)	887
Purchase and cancellation of own shares	(1)	-	1	(78)	-	(78)
Employee share schemes:						
Value of employee services	-	-	-	46	-	46
Proceeds from shares issued	1	18	-	-	-	19
Purchase of own shares by ESOP trusts	-	-	-	(62)	-	(62)
Disposal of own shares by ESOP trusts	-	-	-	33	-	33
Recognition of equity component of exchangeable bonds	-	-	218	-	-	218
Dividends	-	-	-	(177)	-	(177)
Balance at 31 March 2005	55	354	944	1,359	-	2,712

Group Cash Flow Statement
for the year ended 31 March 2006

	Note	2006 $m	2005 $m
Cash flows from operating activities			
Cash generated from operations	12	943	830
Interest paid		(110)	(54)
Income tax paid		(180)	(143)
		653	633
Cash flows from investing activities			
Acquisition of subsidiaries and businesses, net of cash acquired		(297)	-
Proceeds from sale of subsidiary, net of cash disposed		-	20
Purchase of property, plant and equipment		(28)	(29)
Proceeds from sale of property, plant and equipment		1	1
Purchase of intangible assets		(177)	(191)
Proceeds from sale of intangible assets		51	31
Proceeds from sale of associates and joint ventures		-	3
Purchase of other non-current investments		(32)	(13)
Proceeds from sale of other non-current investments		97	8
Interest received		172	96
Dividends received from associates and joint ventures		40	19
Dividends from other non-current investments		4	2
		(169)	(53)
Cash flow from financing activities			
Proceeds from issue of ordinary shares		238	19
Purchase of treasury shares		(230)	(78)
Purchase of own shares by ESOP trust		(46)	(62)
Disposal of own shares by ESOP trust		29	33
Proceeds from borrowings		450	350
Incremental issue costs		(1)	(4)
Repayment of borrowings		(51)	(216)
Dividends paid to Company shareholders		(221)	(177)
		168	(135)
Net increase in cash and bank overdrafts		652	445
Cash and bank overdrafts at the beginning of the year		2,146	1,701
Cash and bank overdrafts at the end of the year		2,798	2,146

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet. Overdrafts repayable on demand amounted to $27 million (2005: $3 million).

Notes to the Group financial statements

1. Basis of preparation

In preparing the financial information in this statement the Group has applied policies which are in accordance with International Financial Reporting Standards as adopted by the European Union at 31 March 2006. Details of the Group's accounting policies can be found in the Group's IFRS Transition Report press release dated 5 July 2005, which can be found in the 'Press Releases' section of the Group's website at www.mangroupplc.com. These accounting policies were updated as explained in the Basis of Preparation note in the Interim Report 2005. No further changes have been made to these accounting policies.

The financial information included in this statement does not constitute the Group's statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2006, upon which the auditors have indicated their intention to give an unqualified report, will shortly be delivered to the Registrar of Companies.

The annual report will be posted to shareholders on 12 June 2006. The Company's Annual General Meeting will be held on Tuesday 11 July 2006 at 11am at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

2. Segmental analysis

Segment results for the year ended 31 March 2006	Asset Management $m	Brokerage $m	Unallocated exceptional items $m	Total Group $m
Revenue	1,851	1,643	-	3,494
Cost of sales	(273)	(1,018)	-	(1,291)
Other operating income	63	14	-	77
Other operating losses	(26)	(3)	-	(29)
Administrative expenses before exceptional items	(506)	(517)	-	(1,023)
Exceptional items - Refco integration costs	-	(70)	-	(70)
Operating profit	1,109	49	-	1,158
Net finance income	8	37	-	45
Share of after tax profit of associates and joint ventures	33	-	-	33
Profit before tax	1,150	86	-	1,236
Taxation				(222)
Profit after tax				1,014

Segment results for the year ended 31 March 2005	Asset Management $m	Brokerage $m	Sugar Australia $m	Unallocated exceptional items $m	Total Group $m
Revenue	1,260	1,209	-	-	2,469
Cost of sales	(217)	(726)	-	-	(943)
Fair value gain on exchangeable bonds	-	-	-	202	202
Loss on sale of business	(7)	-	-	-	(7)
Other operating income	49	3	-	-	52
Other operating losses	(12)	-	-	-	(12)
Administrative expenses	(385)	(381)	-	-	(766)
Operating profit	688	105	-	202	995
Net finance income/(expense)	(4)	43	-	-	39
Share of after tax profit of associates and joint ventures	22	-	2	-	24
Profit before tax	706	148	2	202	1,058
Taxation					(173)
Profit after tax					885

Sugar Australia was sold in August 2004. Virtually all revenues arise from external customers.

3. Exceptional items

Year ended 31 March 2006

Refco integration costs

Refco integration costs of $70 million ($48 million net of tax) were charged to the income statement in 2006, following the acquisition of Refco in November 2005. Certain Refco integration cost payments are required to be spread over the core integration period as shown in the table below:

	Expensed in 2006 $m	To be expensed in 2007 $m	Total integration payments/provisions $m
Retention payments/incremental bonuses	29	12	41
Redundancy/severance	27	-	27
Professional fees	7	-	7
Other	7	-	7
	70	**12**	**82**

Of the total integration costs incurred of $80 million, $68 million have been paid, $6 million (relating to incremental bonuses) are included in accruals and $6 million (relating to redundancy provisions) are included in provisions. A further $2 million of retention payments are expected to be made in the first half of the 2007 financial year.

Retention payments made to administrative employees to ensure that the skills and knowledge of key individuals are available to the Group during the core integration period are spread over the core integration period. This period has been assessed to be from the date of acquisition to June 2006; hence costs of $12 million will be recognised in the income statement in the first half of the year ending 31 March 2007.

In addition to the integration costs above, retention payments of $23 million were made to traders following the Refco acquisition. These payments are not considered to be integration costs (and are therefore not classified as exceptional items) but are deferred and charged to the income statement as ongoing costs over the period in which the traders are committed to give their services to the Group, so as to match the cost with the revenue streams directly generated by these traders. The cost included within administrative expenses in 2006 amounted to $9 million, with a further $14 million expected to be recognised in the income statement over the following three years.

Tax credit

The exceptional tax credit of $42 million comprises $22 million in respect of the Refco integration costs and $20 million relating to the reversal of tax liabilities made in previous years following an agreement with HM Revenue & Customs with respect to the Group's transfer pricing arrangements.

Year ended 31 March 2005

Fair value gain on exchangeable bonds

The exceptional gains of $202 million for the year ended 31 March 2005 related to the £400 million exchangeable bonds, issued in November 2002.

Loss on sale of business
In the year to 31 March 2005, the Group sold the majority of its holding in Westport Private Equity Limited (now called Capital Dynamics Limited) and its entire holding in Parallel Private Equity Holdings Limited, an associate. The loss on sale amounted to $7 million ($7 million net of tax).

4. Net finance income

	2006 $m	2005 $m
Finance income:		
Interest on receivables	164	109
Finance fees	11	2
Investment income	4	2
Accretion of assets discounting	-	3
Fair value movement on interest rate swaps	6	-
	185	116
Finance expense:		
Interest payable on borrowings	(117)	(56)
Amortisation of issue costs on borrowings	(1)	(2)
Amortisation of discount on issue of exchangeable bonds	(20)	(19)
Accretion of liabilities discounting	(2)	-
	(140)	(77)
Net finance income	45	39

5. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of $1,014 million (2005: $885 million) and 300,691,382 (2005: 302,498,430) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The diluted earnings per share is based on a profit for the year of $1,047 million (2005: $714 million) and on 342,606,297 (2005: 344,609,297) ordinary shares, calculated as shown in the following table:

	2006		2005	
	Total Number (millions)	Weighted average (millions)	Total Number (millions)	Weighted average (millions)
Number of shares at 1 April 2005 (and 1 April 2004)	307.7	307.7	310.3	310.3
Issues of shares	8.5	3.4	0.8	0.5
Repurchase and cancellation of own shares	(8.5)	(5.5)	(3.4)	(1.7)
Number of shares at 31 March 2006 (and 31 March 2005)	307.7	305.6	307.7	309.1
Shares owned by employee trusts	(4.2)	(4.9)	(6.1)	(6.6)
Basic number of shares	303.5	300.7	301.6	302.5
Share awards under incentive schemes	9.6	10.2	10.2	10.4
Employee share options	1.9	0.5	1.8	0.5
Exchangeable bonds	31.2	31.2	31.2	31.2
Dilutive number of shares	346.2	342.6	344.8	344.6

In addition to the statutory earnings per share on total operations measure, three other earnings per share figures are shown. Earnings per share before exceptional items is given as some users of the Group's financial statements have requested that profit and earnings per share figures are presented before exceptional items; underlying earnings per share is given as growth in this measure is one of the Group's core financial objectives; and adjusted underlying earnings per share is net of the impact of the acquisition of Refco Inc.

period to the next as a consequence of the net effect of the level of sales in the period less the quantum of the external re-financing initiative in the period.

8. Segregated balances

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling, at 31 March 2006, $14,796 million (2005: $8,173 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet. The reason for their exclusion from the Group balance sheet is that the Group does not have a liability to its clients in the event that a third party depository institution, where the segregated funds are held, does not return all the segregated funds. The corresponding asset, which is not co-mingled with the Group's funds and over which the Group's control is severely restricted, is therefore not recognised on the Group balance sheet.

9. Short term investments

	2006 $m	2005 $m
Long stock positions held for matching CFD positions in Brokerage	**3,810**	1,972
Treasury bills	**593**	31
Mutual funds	**18**	-
Certificates of deposit	**725**	791
Floating rate notes	**449**	-
Clearing house deposits	**22**	71
Investments in fund products	**445**	224
	6,062	3,089

All short term investments are classified as either held for trading, or designated at fair value through profit or loss.

10. Current trade and other payables

	2006 $m	2005 $m
Trade payables:		
Amounts owed to broker dealers on secured stock lending and borrowing	**12,358**	9,915
Securities transactions in the course of settlement	**4,680**	697
Futures transactions	**1,519**	1,153
Short stock positions held for hedging	**620**	480
Other trade payables	**654**	281
Amounts owed to joint ventures and associates	**9**	7
Other taxation and social security costs	**41**	30
Accrued expenses	**455**	305
Other categories of payables	**85**	42
	20,421	12,910

11. Borrowings

	2006 $m	2005 $m
Amounts falling due within one year		
Bank loans and overdrafts	**27**	3

	2006 $m	2005 $m
Amounts falling due after more than one year		
Bank loans	**-**	46
Private placement notes – senior debt	**291**	296
Private placement notes – subordinated debt	**199**	152
Floating rate notes - subordinated debt	**398**	-
Exchangeable bonds	**609**	641
	1,497	1,135

The private placement notes comprise: (1) US$160 million 5.47% subordinated notes issued in March 2004 and due March 2014. The interest rate is fixed to 16 March 2009 and thereafter is US dollar LIBOR plus 2.62%; (2) US$300 million senior notes issued in May 2004. These senior notes comprise: $45 million at US dollar LIBOR plus 0.61% and due May 2007; $145 million 4.84% notes due May 2009; $60.5 million 5.34% notes due May 2011; and $49.5 million 5.93% notes due May 2014; and (3) US$50 million 6.15% subordinated notes issued in August 2005 and due August 2015. The interest rate is fixed to 30 August 2010 and thereafter is US dollar LIBOR plus 2.27%.

The subordinated floating rate notes consist of US$400 million Eurobonds issued 21 September 2005 and due 22 September 2015. The interest rate is US dollar LIBOR plus 1.15% until 22 September 2010 and thereafter is US dollar LIBOR plus 1.65%.

Forester Limited, a special purpose entity, has issued guaranteed exchangeable bonds of £400 million at par value, guaranteed by Man Group plc and which mature in November 2009. The bonds have the following features: (1) a coupon of 3.75%, paid semi-annually; (2) holders have the option at any time to exchange for Man Group plc ordinary shares at an initial exchange price of £12.82 (the exchange price is subject to adjustment in accordance with the terms of the bonds); (3) Forester Limited can redeem the bonds early (at their principal amount together with accrued interest) at any time on or after 15 days after the fifth anniversary of the issue of the bonds if on not less than 20 days out of a period of 30 consecutive days the Man Group plc share price exceeds 130% of the then current exchange price or at any time if less than 15% of the total issue remains outstanding; and (4) Forester Limited has the option to redeem (either on maturity or early redemption) the bonds for a fixed number of shares. On 5 November 2004, the terms and conditions of the exchangeable bonds were amended to remove the option, which Forester Limited had, to settle in cash rather than shares, upon exercise of an exchange right by a bond holder.

The maturity of non-current borrowings at their contractual repricing dates are as follows:

	2006 $m	2005 $m
Amounts falling due:		
Between one and two years	**45**	-
Between two and five years	**1,346**	1,026
More than five years	**106**	109
	1,497	1,135

All intangible assets, which have been independently valued, were recognised at their respective fair values. Customer relationships are the principal source of value in the acquired Refco business. The methodology used for estimating the fair value of customer relationships was based on the discounted cash flow method, incorporating the residual profit or excess earnings method. Refco's internally developed technology, which represents a valuable intangible asset in the operation of its business, includes the following systems: Risk Watch, Order Xpress and QV Trader Studio. These technology assets were valued using the replacement cost approach. The royalty savings approach was applied in valuing the Lind-Waldock trade name. The valuation of the customer relationships was calculated using a discount rate equivalent to the implied internal rate of return derived from management's cash flow projections and the total fair value of the Refco acquired businesses under the market approach. The results of applying these valuation techniques suggested the existence of a small amount of negative goodwill. On re-assessing the subjective nature of the inputs to the valuation models and the uncertainties around the projected cash flows caused by the bankruptcy situation of Refco at the time of acquisition, management consider it appropriate to discount further the valuation of customer relationships to reduce to nil any potential negative goodwill.

Polaris Refco Futures is a publicly traded company on the Taiwan OTC Exchange; its share price was taken as a direct indication of fair value.

The provisional allocation of the purchase consideration to the assets acquired will be reviewed based on additional information up to 31 March 2007. Based on currently available information, management do not expect that any net adjustments resulting from such reviews will have a material effect on the financial position or results of the Group's operations.

14. Exchange rates

The following US dollar rates of exchange have been used in preparing these financial statements.

	Year-end rates		Average rates	
	2006	2005	**2006**	2005
Australian dollar	**1.4002**	1.2942	**1.3282**	1.3515
Euro	**0.8262**	0.7715	**0.8210**	0.7941
Sterling	**0.5759**	0.5298	**0.5600**	0.5417
Swiss franc	**1.3052**	1.1955	**1.2744**	1.2240